Exhibit 99.1

Trip.com Group Announces Results of Annual General Meeting

SHANGHAI, June 30, 2023 — Trip.com Group Limited (Nasdaq: TCOM; HKEX: 9961) (“Trip.com Group” or the “Company”), a leading one-stop travel service provider of accommodation reservation, transportation ticketing, packaged tours, and corporate travel management, today announced that the following proposed resolution submitted for shareholder approval has been duly adopted at its annual general meeting of shareholders held in Shanghai today:

1.

as a special resolution, THAT the Company’s Third Amended and Restated Memorandum of Association and Articles of Association be amended and restated by their deletion in their entirety and by the substitution in their place of the Fourth Amended and Restated Memorandum of Association and Articles of Association in the form as attached as Exhibit B to the Notice of Annual General Meeting.

About Trip.com Group Limited

Trip.com Group Limited (Nasdaq: TCOM; HKEX: 9961) is a leading global one-stop travel platform, integrating a comprehensive suite of travel products and services and differentiated travel content. It is the go-to destination for travelers in China, and increasingly for travelers around the world, to explore travel, get inspired, make informed and cost-effective travel bookings, enjoy hassle-free on-the-go support, and share travel experience. Founded in 1999 and listed on Nasdaq in 2003 and HKEX in 2021, the Company currently operates under a portfolio of brands, including Ctrip, Qunar, Trip.com, and Skyscanner, with the mission “to pursue the perfect trip for a better world.”

For further information, please contact:

Investor Relations

Trip.com Group Limited

Tel: (+86) 21 3406-4880 X 12229

Email: iremail@trip.com